UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Board meeting Update

IBN

ICICI Bank Limited (the Bank) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock Exchanges:

Pursuant to the applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please note that the meeting of the Board of Directors of ICICI Bank Limited is scheduled to be held on Friday, August 21, 2026 to inter alia consider the revision of fund raising limit by way of issuance of bonds/notes/offshore certificate of deposits in overseas markets.

We request you to kindly take the above information on record and consider this disclosure as compliance under Regulations 29 & 50 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

You are requested to take note of the same and bring it to the notice of all concerned.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email: companysecretary@icici.bank.in Website: www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: August 18, 2026
		By:	/s/ Prachiti Lalingkar
			Name	: Prachiti Lalingkar
			Title	: Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email: companysecretary@icici.bank.in Website: www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India